FORM 5
              U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, d.C. 20549
        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person 4. Statement for Month/Year
     Herrick, Donald T.                 December 1995
     Riverfront Plaza-West
     901 E. Byrd Street, 10th Floor     5. If Amendment, Date of Original
     Richmond, Virginia 23219          (Month/Year)

2. Issuer and Ticker or Trading Symbol  6. Relationship of Reporting Person
     Dominion Resources, Inc. (D)          to Issuer
                                        Vice President
3. IRS or Social Security Number of
   Reporting Person (Voluntary)
     ###-##-####

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security   Common Stock
2. Transaction Date
3. Transaction Code
4. Securities Acquired (A) or Disposed of (D)
  Amount
  (A) or (D)
  Price
5. Amount of Securities Beneficially
   Owned at End of Issuer's Fiscal Year     1,031
6. Ownership Form: Direct (D) or Indirect (I)   D
7. Nature of Indirect Beneficial Ownership


1.   Title of Security                    Common Stock
2.   Transaction Date                     (01)
3.   Transaction Code                     J (01)
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               376
     (A) or (D)                           A
     Price                                (01)
5.   Amount of Securities Beneficially
       Owned at End of Issuer's Fiscal Year    3,211
6.   Ownership Form: Direct (D) or Indirect (I)     I
7.   Nature of Indirect Beneficial Ownership   By Trustee of Employee Savings
                                               Plan
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FORM 5

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Derivative Security         __________________
2.   Conversion or Exercise Price of
      Derivative Security                 __________________
3.   Transaction Date                     __________________
4.   Transaction Code                     __________________
5.   Number of Derivative Securities Acquired (A)
      or Disposed of (D)                  __________________
6.   Date Exercisable                     __________________
     Expiration Date                      __________________
7.   Title and Amont of Underlying Securities
     Title                                __________________
     Amount or Number of Shares           __________________
8.   Price of Derivative Security         __________________
9.   Number of Derivative Securities
      Beneficially Owned at End of Year   __________________
10.  Ownership of Derivative Security:
     Direct (D) or Indirect (I)           __________________
11.  Nature of Indirect Beneficial Ownership   __________________

Explanation of Responses:

(01) Shares acquired by the Dominion Resources, Inc. Employee Savings Plan (a Rule 16b-3 Plan) between January 1 and December 31, 1995, at prices ranging from $35.56 to $41.25 per share in transactions exempt under old rule 16b-3.

Donald T. Herrick, Jr.
2/14/96